UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Bio-Rad Laboratories, Inc.

(Exact Name of Registrant as Specified in Charter)

DELAWARE	1-7928	94-1381833
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

1000 Alfred Nobel Drive, Hercules, California	94547
(Address of Principal Executive Offices)	(Zip Code)

Timothy S. Ernst	(510) 741-6005
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Bio-Rad Laboratories, Inc. (the “Company”) evaluated its current product lines and determined that tin, tungsten, tantalum and gold (“3TG”) are necessary to the functionality or production of certain products manufactured by the Company or contracted by the Company to be manufactured and are required to be reported in the calendar year covered by this specialized disclosure report. Accordingly, the Company conducted in good faith a reasonable country of origin inquiry regarding the 3TG in our products that was reasonably designed to determine whether any such 3TG originated in the Democratic Republic of the Congo or an adjoining country or were from recycled or scrap sources.

Conflict Minerals Disclosure

Based on our reasonable country of origin inquiry, we have filed a Conflict Minerals Report, which is attached hereto as Exhibit 1.01 and is publicly available at the Investor Relations section of our Web site, http://www.bio-rad.com/en-us/corporate/corporate-governance. The content of our Web site referred to in this Form SD is included for general information and is not incorporated by reference in this Form SD.

Item 1.02 - Exhibit

See Exhibit 1.01 attached hereto.

Section  2 - Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereto duly authorized.

BIO-RAD LABORATORIES, INC. (Registrant)

Date:	May 17, 2021	/s/ Timothy S. Ernst
Timothy S. Ernst
EVP, General Counsel and Secretary